OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
#8-70781

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Northborne Securities Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

212 Third Avenue North, Suite 500

(No. and Street)

Minneapolis	MN	55401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Higgins	(612) 351-8703	khiggins@northborne.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC

(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley PA		19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	196
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Higgins _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northborne Securities Partners LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BEKKA J KADRLIK
NOTARY PUBLIC
MINNESOTA
My Commission Expires 01/31/2027

Signature:
Kenneth E Higgins   Digitally signed by Kenneth E Higgins
                         Date: 2025.02.13 14:19:14 -06'00'

Title:
Managing Director

Bekka J Kadrlik   Digitally signed by Bekka J Kadrlik
                       Date: 2025.02.13 14:23:49 -06'00'
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHBORNE SECURITIES PARTNERS LLC

Financial Statements and Supplemental Schedules

Year Ended December 31, 2024

With Report of Independent Registered Public Accounting Firm

NORTHBORNE SECURITIES PARTNERS LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Northborne Securities Partners LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Northborne Securities Partners LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Emphasis of Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the parent company has committed to providing the necessary funding to enable the Company to meet its obligations as they become due and to maintain compliance with regulatory capital requirements. This commitment is a key factor in management's conclusion that the Company has adequate resources to continue its operations for the foreseeable future. Our opinion is not modified with respect to this matter.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
January 24, 2025

NORTHBORNE SECURITIES PARTNERS LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	7,359
Prepaid expenses		1,603
Total assets	$	8,962

Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	-
Total liabilities		-
Member's equity		
Northborne Partners, LLC Equity		88,337
Retained Earnings		(79,375)
Total member's equity		8,962
Total liabilities and member's equity	$	8,962

NORTHBORNE SECURITIES PARTNERS LLC
Statement of Operations
Year Ended December 31, 2024

Revenue	$	-
Expenses		
Regulatory fees		8,964
General and administrative expenses		583
Insurance fees		2,052
Accounting fees		25,111
Total Expenses		36,710
Net Loss	$	(36,710)


NORTHBORNE SECURITIES PARTNERS LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2024


	Member's Equity	Retained Earnings	Total Equity
Balance at January 1, 2024	$ 58,337	(42,665)	15,672
Net loss	-	(36,710)	(36,710)
Capital contribution	30,000	-	30,000
Balance at December 31, 2024	$ 88,337	(79,375)	8,962


See accompanying notes to financial statements


NORTHBORNE SECURITIES PARTNERS LLC
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities

Net loss	$	(36,710)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Prepaid expenses		276
Accounts payable		(30,000)
Cash used in operating activities		(66,434)
Financing activities:		
Capital contribution		30,000
Cash provided by financing activities		30,000
Net decrease in cash		(36,434)
Cash at beginning of year		43,793
Cash at end of year	$	7,359

Note 1 – Nature of Business

Northborne Securities Partners LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not hold or receive customer funds or securities.

The Company's sole member is Northborne Partners, LLC ("Northborne Partners"). Northborne Partners provides office space, personnel, and certain overhead expenses without reimbursement. Therefore, the Company's financial results are not indicative of stand-alone operations.

Note 2 – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A) and private capital financings. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Retainers and other fees received from customers prior to the closing date of a transaction are recognized as revenue when earned and billable under the engagement agreement with the customer. As of December 31, 2024, there was no revenue recognized.

Income Taxes

Net earnings are allocated 100% to Northborne Partners. Federal and state income taxes on income are payable by Northborne Partners or its members. Accordingly, no provision has been made for federal and state income taxes.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $7,359, which was $2,359 in excess of its required net capital of $5,000 which is the greater of 6 2/3% of aggregate indebtedness or its minimum dollar requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

Note 4 – Related Party Transactions and Economic Dependency

The Company has an expense sharing agreement with Northborne Partners. The agreement states that the Company has no obligation in any way to repay Northborne Partners. However, the Company estimates its portion of shared expenses through an allocation methodology which is regularly reviewed and updated. During the year ended December 31, 2024, certain identified expenses of Northborne Partners were calculated as allocable to the Company. These allocable expenses are not accrued in these financial statements since Northborne Partners is not and will not be seeking reimbursement from the Company for these expenses.

Note 5 – Subsequent Events

Management has evaluated subsequent events through January 24, 2025, the date which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements.

Note 6 – Recent Accounting Pronouncement

In November 2023, the FASB issued ASU 2023-07, which introduces improvements to the information that a public entity discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments. The Company has determined that it operates in a single segment.

Note 7 – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The parent company has committed to continue providing the necessary funding to enable the Company to meet its obligations as they become due and to maintain compliance with regulatory capital requirements. Based on this commitment, management believes that the Company has adequate resources to continue its operations for the foreseeable future, and accordingly, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NORTHBORNE SECURITIES PARTNERS LLC

Schedule I

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2024

Net capital computation

Total member's equity	$	8,962
Less nonallowable assets		1,603
Net capital	$	7,359

Aggregate indebtedness

Aggregate indebtedness liabilities	$	0

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	0
Minimum dollar net capital requirement of reporting broker dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	2,359
Percentage of aggregate indebtedness to net capital		0%

There are no material differences between the audited computation and the Company's corresponding unaudited FOCUS Report Form X-17A-5 Part IIA.

NORTHBORNE SECURITIES PARTNERS LLC

Schedule II

Computation for Determination of Reserve Requirements and Information Related to the
Possession of Control Requirements under SEC Rule 15c3-3

December 31, 2024

The Company is considered a "Non-Covered Firm" and has no reserve requirement or possession or control obligations under SEC Rule 15c3-3 as its business is limited to advisory services related to mergers and acquisitions and private capital financings and operates in reliance on footnote 74 to SEC Release 34-70073.



Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Northborne Securities Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Northborne Securities Partners LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
January 24, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Northborne Securities Partners LLC Exemption Report

Northborne Securities Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Kenneth Higgins, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Kenneth Higgins
Managing Director

Date of Report: January 17, 2025